                                                Filed Pursuant to Rule 424(B)(3)
                                                      Registration No. 333-63082

 PRICING SUPPLEMENT NO. 254 TO THE PROSPECTUS SUPPLEMENT NO. 188 DATED JULY 18,
                                     2001.

[GOLDMAN SACHS LOGO]
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B

                           -------------------------

                                  $17,750,000
                         0% Exchangeable Notes due 2009
           (Exchangeable for Common Stock of McDonald's Corporation)

                           -------------------------

     This pricing supplement and the accompanying prospectus supplement no. 188, relating to the exchangeable notes, should be read together. Because the exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 188 should also be read with the accompanying prospectus dated June 25, 2001, as supplemented by the accompanying prospectus supplement dated June 25, 2001. Terms used here have the meanings given them in the accompanying prospectus supplement no. 188, unless the context requires otherwise.

The exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 188, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: $17,750,000 in the aggregate for all the offered notes

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO ISSUER: 99.6% of the face amount

TRADE DATE: August 20, 2002

SETTLEMENT DATE (ORIGINAL ISSUE DATE): August 27, 2002

STATED MATURITY DATE: August 27, 2009 unless extended for up to six business days

INTEREST RATE (COUPON): 0%; the note will not bear interest prior to maturity

INDEX STOCK AND INDEX STOCK ISSUER: common stock of McDonald's Corporation

PRINCIPAL AMOUNT: on the stated maturity date, we will pay the holder of an offered note cash equal to 100% of the outstanding face amount of the note, unless the holder exercises the exchange right, we exercise the call right or an automatic exchange occurs

EXCHANGE RATE: 35.9904 shares of index stock for each $1,000 of outstanding face amount exchanged, subject to antidilution adjustment. Upon any voluntary or automatic exchange, we may elect, in our sole discretion, to pay the cash value of the index stock we would otherwise be obligated to deliver, as described in the accompanying prospectus supplement

EARLIEST CALL DATE; REDEMPTION PRICE: we may redeem the offered notes at any time after August 27, 2004, at a redemption price equal to 100% of the outstanding face amount. If we call the offered notes, we will give notice to the holders not less than 5 nor more than 15 business days before the call date

REFERENCE PRICE OF INDEX STOCK: $24.4373 per share

CUSIP NO.: 38141GCH5

     See "Additional Risk Factors Specific to Your Note" beginning on page S-3 in the accompanying prospectus supplement no. 188 to read about investment risks relating to the offered notes.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                   Pricing Supplement dated August 20, 2002.

                          EXPIRATION OF EXCHANGE RIGHT

      If a holder wishes to exercise the exchange right, the required deliveries described in the accompanying prospectus supplement no. 188 under "General Terms of the Exchangeable Notes -- Holder's Exchange Right -- Exercise Requirements" must be made no later than 11:00 A.M., New York City time, on the day before the determination date or any call notice date, whichever is earlier.

                                   NO LISTING

      Your note will not be listed on any securities exchange or interdealer market quotation system.

                             MCDONALD'S CORPORATION

      According to its publicly available documents, McDonald's Corporation operates in the food service industry and primarily operates quick-service restaurant businesses under the McDonald's brand. These restaurants serve a varied, yet limited menu in many countries around the world. Information filed with the SEC by the index stock issuer under the Exchange Act can be obtained by referring to its SEC file number: 001-05231.

                      HISTORICAL TRADING PRICE INFORMATION

      The index stock is traded on the New York Stock Exchange under the symbol "MCD". The following table sets forth the quarterly high, low and closing prices for the index stock on the New York Stock Exchange for the four calendar quarters in each of 2000 and 2001 and for the first three calendar quarters in 2002, through August 20, 2002. We obtained the trading price information set forth below from Bloomberg Financial Services, without independent verification.

      The actual performance of the index stock over the life of the offered notes may bear little relation to the historical trading prices of the index stock set forth below.

                                                               HIGH        LOW       CLOSE
                                                               ----        ---       -----
2000
  Quarter ended March 31 ..................................   42.8125     29.875     37.563
  Quarter ended June 30 ...................................   39.1875         31     32.938
  Quarter ended September 30 ..............................   33.6875    26.8125     30.188
  Quarter ended December 31 ...............................     34.25     27.875         34
2001
  Quarter ended March 31 ..................................   34.6875         25      26.55
  Quarter ended June 30 ...................................     30.76      25.79      27.06
  Quarter ending September 30 .............................     30.84      26.25      27.14
  Quarter ending December 31 ..............................     30.05      25.64      26.47
2002
  Quarter ended March 31 ..................................      28.8      25.62      27.75
  Quarter ended June 30 ...................................     30.65      27.16      28.45
  Quarter ending September 30 (through August 20, 2002) ...      28.1      21.85      24.37
  Closing Price on August 20, 2002 ........................                           24.37

      As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 188.

                           HYPOTHETICAL RETURNS TABLE

      In the table below, we compare the total pretax return on owning the index stock to the total pretax return on owning your note, in each case during the period from the trade date to the stated maturity date. The information in the table is based on hypothetical market values for the index stock and your note at the end of this period, and on the assumptions stated in the box below.

      The actual performance of the index stock over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical trading prices of the index stock set forth above or to the hypothetical return examples set forth below.

                                  ASSUMPTIONS

    Original issue price,
      expressed as a
      percentage of the
      face amount                        100%
    Exchange rate              35.9904 shares
    Reference price of
      index stock          $24.4373 per share
    Annual index stock
      dividend yield,
      expressed as a
      percentage of the
      reference price of
      the index stock                   0.92%
    Automatic exchange in full on the stated
      maturity date -- i.e., no prior
      redemption or voluntary exchange
    No antidilution adjustments to exchange
      rate
    No market disruption event occurs

      We calculate the total pretax return on your note based on the exchange rate of 35.9904 shares of the index stock for each $1,000 of the outstanding face amount of your note.
      The closing price of the index stock must be, on the determination date, more than $27.7852 per share in order for the holder of a note to receive stock or cash having a value in excess of the principal amount (100% of the outstanding face amount) on the stated maturity date. This closing price is higher than the reference price of $24.4373 per share.

      The following table assumes that dividends will be paid on the index stock, at the annual index stock dividend yield shown in the box above from the trade date to the stated maturity date. We do not know, however, whether or to what extent the issuer of the index stock will pay dividends in the future. These are matters that will be determined by the issuer of the index stock and not by us. Consequently, the amount of dividends actually paid on the index stock by its issuer, and, therefore, the rate of pretax return on the index stock, during the life of the offered notes may differ substantially from the information reflected in the table below.

                   Index Stock                                Your Note
-------------------------------------------------   ------------------------------
                    Hypothetical                     Hypothetical
  Hypothetical    Closing Price on                  Market Value on
Closing Price on  Stated Maturity    Hypothetical   Stated Maturity   Hypothetical
Stated Maturity     Date as % of     Pretax Total    Date as % of     Pretax Total
      Date        Reference Price       Return        Face Amount        Return
----------------  ----------------   ------------   ---------------   ------------
     $12.22              50%            -43.6%           100.0%           0.00%
     $14.66              60%            -33.6%           100.0%           0.00%
     $17.11              70%            -23.6%           100.0%           0.00%
     $19.55              80%            -13.6%           100.0%           0.00%
     $21.99              90%             -3.6%           100.0%           0.00%
----------------------------------------------------------------------------------
     $24.44             100%              6.4%           100.0%           0.00%
----------------------------------------------------------------------------------
     $26.88             110%             16.4%           100.0%           0.00%
     $29.32             120%             26.4%           105.5%           5.54%
     $31.77             130%             36.4%           114.3%          14.34%
     $34.21             140%             46.4%           123.1%          23.13%
     $36.66             150%             56.4%           131.9%          31.93%
     $39.10             160%             66.4%           140.7%          40.72%
     $41.54             170%             76.4%           149.5%          49.52%
     $43.99             180%             86.4%           158.3%          58.31%
     $46.43             190%             96.4%           167.1%          67.11%
     $48.87             200%            106.4%           175.9%          75.90%

      The hypothetical pretax total return on the index stock represents the difference between (a) the hypothetical closing price of one share of index stock on the stated maturity date plus the dividends that would be paid on one share at the assumed dividend yield rate during the period from the trade date to the stated maturity date, without reinvestment of those dividends, and (b) the reference price of the index stock. This difference is expressed as a percentage of the reference price.

      The hypothetical pretax total return on your note represents the difference between (a) the hypothetical market value of your note on the stated maturity date and (b) the original issue price of your note. This difference is expressed as a percentage of the original issue price of your note.

      We have assumed that the market value of your note on the stated maturity date will equal the greater of the principal amount (100% of outstanding face amount) of your note and the cash value (based on the hypothetical closing prices shown above) of the index stock that we would be obligated to deliver on that date in an automatic exchange of your note (in each case, expressed as a percentage of the outstanding face amount). There will be no automatic exchange on the stated maturity date, however, unless that cash value exceeds the outstanding principal amount of your note. Therefore, we have assumed that unless that cash value exceeds the outstanding principal amount of your note, the market value of your note on the stated maturity date will equal the principal amount.

      We have also assumed that the closing price of the index stock will be the same on the determination date and the stated maturity date. Because the amount of stock that we will deliver on your note on the stated maturity date will depend on the closing price of the index stock on the determination date, changes in the closing price between the determination date and the stated maturity date could cause the pretax returns on your note to be substantially different from those reflected in the table above.

      The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little or no relation to the hypothetical values shown above. The pretax rates of return shown above are entirely hypothetical; they are based on market values that may not be achieved on the relevant date and on assumptions that may prove to be erroneous and do not take into account the effects of any applicable taxes. Please read "Hypothetical Returns on Note" in the accompanying prospectus supplement no. 188.

                                    HEDGING

      In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 188.

                               NOTICE OF EXCHANGE

                                                                  Dated:

The Bank of New York
101 Barclay Street, 21W
New York, New York 10286
Attn: Caroline Hyunji Lee   (212-815-4991)
      Hector Herrera        (212-815-4293)
      Fax:                  (212-815-5802)

with a copy to:

Goldman, Sachs & Co.
85 Broad Street
Options and Derivatives Operations
New York, New York 10004
Attn: Sharon Seibold        (212-902-7921)
      Stephen Barnitz       (212-357-4217)
      Fax:                  (212-902-7993)

      Re: 0% Exchangeable Notes due 2009, issued by The Goldman Sachs Group,
          Inc. (Exchangeable for Common Stock of McDonald's Corporation)

Dear Sirs:

     The undersigned is, or is acting on behalf of, the beneficial owner of a portion of one of the notes specified above, which portion has an outstanding face amount equal to or greater than the amount set forth at the end of this notice of exchange. The undersigned hereby irrevocably elects to exercise the exchange right described in the pricing supplement no. 254 dated August 20, 2002 to the prospectus supplement no. 188 dated July 18, 2001, with respect to the outstanding face amount of the note set forth at the end of this notice of exchange. The exercise is to be effective on the business day on which the trustee has received this notice of exchange, together with all other items required to be delivered on exercise, and the calculation agent has received a copy of this notice of exchange, unless all required items have not been received by 11:00 A.M., New York City time, on that business day, in which case the exercise will be effective as of the next business day. We understand, however, that the effective date in all cases must be no later than the earlier of (i) the business day before the determination date and (ii) any call notice date. The effective date will be the exchange notice date.

     If the note to be exchanged is in global form, the undersigned is delivering this notice of exchange to the trustee and to the calculation agent, in each case by facsimile transmission to the relevant number stated above, or such other number as the trustee or calculation agent may have designated for this purpose to the holder. In addition, the beneficial interest in the face amount indicated below is being transferred on the books of the depositary to an account of the trustee at the depositary.

     If the note to be exchanged is not in global form, the undersigned or the beneficial owner is the holder of the note and is delivering this notice of exchange to the trustee and to the calculation agent by facsimile transmission as described above. In addition, the certificate representing the note and any payment required in respect of accrued interest are being delivered to the trustee.

     If the undersigned is not the beneficial owner of the note to be exchanged, the undersigned hereby represents that it has been duly authorized by the beneficial owner to act on behalf of the beneficial owner.

     Terms used and not defined in this notice have the meanings given to them in the pricing supplement no. 254 dated August 20, 2002 and the prospectus supplement no. 188 dated July 18, 2001. The exchange of the note will be governed by the terms of the note.

     The calculation agent should internally acknowledge receipt of the copy of this notice of exchange, in the place provided below, on the business day of receipt, noting the date and time of receipt. The consideration to be delivered or paid in the requested exchange should be made on the fifth business day after the exchange notice date in accordance with the terms of the note.

     Face amount of note to be exchanged:

$
--------------------------------------
(must be a multiple of $1,000)

                                          Very truly yours,

                                          --------------------------------------
                                          (Name of beneficial owner or person
                                          authorized to act on its behalf)

                                          --------------------------------------
                                          (Title)

                                          --------------------------------------
                                          (Telephone No.)

                                          --------------------------------------
                                          (Fax No.)

                                          --------------------------------------
                                          (DTC participant account number for
                                          delivery of index stock, if any)

FOR INTERNAL USE ONLY:

Receipt of the above notice of
exchange is hereby acknowledged:

GOLDMAN, SACHS & CO., as calculation
agent

By:
--------------------------------------
    (Title)

Date and time of receipt:

--------------------------------------
(Date)

--------------------------------------
(Time)